PIVOTAL HEALTH, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Pivotal Health, Inc.
Middleton, Wisconsin

We have reviewed the accompanying financial statements of Pivotal Health, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2024, and December 31, 2023, and the related statement of operations, statement of shareholders' deficit, and cash flows for the year ending December 31, 2024 and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 18, 2025
Los Angeles, California

PIVOTAL HEALTH, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 154,456	$ 51,425
Accounts Receivable, net	16,840	199,496
Total Current Assets	**171,296**	**250,921**
Property and Equipment, net	9,239	11,579
Security Deposit	3,681	7,233
Total Assets	$ **184,216**	$ **269,733**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 141,109	$ 110,686
Credit Cards	61,517	87,766
Current Portion of Loans and Notes	642,921	256,439
Accrued Interest on Notes	23,582	-
Line of Credit	79,982	82,230
Deferred Revenue	46,485	-
Other Current Liabilities	37	56,538
Total Current Liabilities	**995,633**	**593,659**
Loans and Promissory Notes, net of current portion	688,468	351,810
Simple Agreement for Future Equity	3,597,276	3,318,792
Total Liabilities	**5,281,377**	**4,264,261**
STOCKHOLDERS' EQUITY		
Common Stock	1,275	970
Additional Paid in Capital	216,310	9,395
Accumulated Deficit	(5,314,746)	(4,004,893)
Total Stockholders' Equity	**(5,097,161)**	**(3,994,528)**
Total Liabilities and Stockholders' Equity	$ **184,216**	$ **269,733**

See accompanying notes to financial statements.

PIVOTAL HEALTH, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 841,641	$ 838,506
Cost of Service	608,837	572,773
Gross Profit	**232,804**	**265,733**
Operating Expenses		
General and Administrative	1,127,151	1,354,325
Selling and Marketing	138,389	44,743
Total Operating Expenses	**1,265,540**	**1,399,068**
Net Operating Loss	**(1,032,736)**	**(1,133,335)**
Interest Expense	206,509	61,893
Other Loss/(Income)	70,608	61,626
Loss Before Provision for Income Taxes	**(1,309,853)**	**(1,256,854)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,309,853)**	**$ (1,256,854)**

See accompanying notes to financial statements.

PIVOTAL HEALTH, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**970,000**	**$ 970**	**$ 6,029**	**$ (2,748,039)**	**$ (2,741,040)**
Share-Based Compensation	-	-	3,366	-	3,366
Net Loss	-	-	-	(1,256,854)	(1,256,854)
Balance—December 31, 2023	**$ 970,000**	**$ 970**	**$ 9,395**	**$ (4,004,893)**	**$ (3,994,528)**
Issuance of stock	304,612	305	198,724	-	199,029
Share-Based Compensation	-	-	8,191	-	8,191
Net Loss	-	-	-	(1,309,853)	(1,309,853)
Balance—December 31, 2024	**1,274,612**	**$ 1,275**	**$ 216,310**	**$ (5,314,746)**	**$ (5,097,161)**

See accompanying notes to financial statements.

PIVOTAL HEALTH, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31, (USD $ in Dollars)	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,309,853)	$ (1,256,854)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	2,340	4,012
Share-Based Compensation	8,191	3,366
Amortization of Loan Origination Fees	369	631
Fair Value in Excess of Stated Value of Derivative Instrument	49,984	65,583
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	182,656	(18,664)
Prepaids and Other Current Assets	-	13,151
Accounts Payable	30,423	39,840
Accrued Interest on Notes	23,582	-
Deferred Revenue	46,485	-
Credit Cards	(26,249)	43,828
Other Current Liabilities	(56,501)	56,538
Security Deposit	3,552	-
Net Cash Used In Operating Activities	**(1,045,021)**	**(1,048,568)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	199,029	-
Line of Credit	(2,248)	82,230
Borrowing on Promissory Notes and Loans	957,085	175,500
Repayment of Promissory Notes and Loans	(234,314)	(71,513)
Proceeds from Issuance of Simple Agreement for Future Equity	228,500	787,000
Net Cash Provided by Financing Activities	**1,148,052**	**973,217**
Change in Cash & Cash Equivalents	**103,031**	**(75,351)**
Cash & Cash Equivalents —Beginning of The Year	51,425	126,776
Cash & Cash Equivalents—End of The Year	**$ 154,456**	**$ 51,425**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 206,509	$ 61,893

See accompanying notes to financial statement.

1.   NATURE OF OPERATION

Pivotal Health, Inc. was incorporated on October 1, 2020, in the state of Delaware. The financial statements of Pivotal Health, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Middleton, Wisconsin.

Pivotal Health is a technology-enabled healthcare services company. The Company provides clinician house calls and telehealth services for urgent care and primary care needs in multiple metro areas in Wisconsin. A clinician's house call is when the Pivotal Health provider goes to the patient's home, apartment, dorm room, or office to provide care. The Company leverages technology to automate everything around the visit. The Company has a mobile app for consumers to schedule and pay for their visits. The Company also has automated provider charting and other back-office workflows.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements, as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $14,829 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

If the Company sells goods or services to customers, and shall recognize revenue at point-in-time:
Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at point-in-time when a customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Deferred Financing Costs

Deferred financing costs, which consist of capitalized debt issuance costs, with an original cost of $5,000 and $5,000 on December 31, 2024, and 2023, respectively, and accumulated amortization of $1,316 and $947 on December 31, 2024, and 2023, respectively, have been deferred and are being amortized using the straight-line method over the term of the related notes payable, which approximate the effective interest method. Deferred financing costs related to the notes payable are presented net of the related debt on the balance sheet. Amortization of deferred financing costs was $369 and $631 for the year ended December 31, 2024, and 2023, respectively, and is included in interest expense in the accompanying statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $138,389 and $44,743, which are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 18, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2024	2023
Deferred Compensation	$ 37	$ 56,538
Total Other Current Liabilities	**$ 37**	**$ 56,538**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Equipment	$ 20,058	$ 20,058
Property and Equipment, at cost	**20,058**	**20,058**
Accumulated Depreciation	(10,819)	(8,479)
Property and Equipment, net	**$ 9,239**	**$ 11,579**

Depreciation expenses for the years ended December 31, 2024, and 2023 were $2,340 and $4,012, respectively.

5. LINE OF CREDIT

The Company has a revolving line of credit from Headway Capital LLC that allows borrowings up to $81,200, which is collateralized by the cash and accounts receivable. Interest on the outstanding balance is payable monthly at an applicable rate of 4.17%. As of December 31, 2024, and 2023, the Company withdrew $79,982 and $82,230, respectively, on the line of credit.

6. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Madison Development Corporation	$ 200,000	8.50%	10/31/2022	11/1/2026	$ -	$ 137,069	$ 137,069	$ 69,600	$ 101,810	$ 171,410
WEDC Loan	250,000	6.00%	4/22/2022	6/1/2029	-	250,000	250,000	-	250,000	250,000
QB Intuit Business Loan Agreement	65,000	12.00%	10/5/2022	18 monhts	-	8,957	8,957	15,392	-	15,392
Loan Agreements - Salvatore P Braico	36,000	10.00%	11/1/2023	1/1/2024	-	-	-	36,000	-	36,000
Loan Agreements - Salvatore P Braico	9,500	0.00%	12/14/2023	1/1/2024	-	-	-	9,500	-	9,500
Loan Agreements - Abraham Malkin	50,000	10.50%	11/22/2023	2/27/2024	-	-	-	50,000	-	50,000
Loan Agreements - Peter Johnson	10,000	10.00%	9/6/2023	11/6/2023	-	-	-	10,000	-	10,000
Loan Agreements - Peter Johnson	10,000	0.00%	11/1/2023	1/30/2024	-	-	-	10,000	-	10,000
Loan Agreements - Ravi Kalla	50,000	10.50%	11/14/2023	2/15/2024	-	-	-	50,000	-	50,000
Loan Agreements - John Andrew Culp	10,000	0.00%	12/29/2023	1/20/2024	-	-	-	10,000	-	10,000
Loan - S Braico	255,000	0.00%	12/25/2024	Not set	255,000		255,000	-	-	-
Loan - 5Elements (P Johnson)	4,000	-	12/1/2024	12/31/2025	4,000	-	4,000	-	-	-
Loan - Symphony Alpha Ventures	50,000	10.50%	2024		50,000	-	50,000	-	-	-
Loan - JA Culp	63,085	12.90%	10/21/2024	8/5/2025	63,085	-	63,085	-	-	-
Loan - A Johnson	50,000	15.00%	12/10/2024	11/25/2026	23,528	24,655	48,184	-	-	-
Loan - G Yedwab	50,000	15.00%	12/10/2024	11/25/2026	23,528	24,655	48,184	-	-	-
Loan - A. Korkor	200,000	15.00%	12/10/2024	11/25/2026	94,113	98,622	192,735	-	-	-
Loan - J Fields	100,000	15.00%	12/25/2024	12/12/2026	46,558	51,650	98,208	-	-	-
Loan - D Kruse, Mindful Chaos, LLC	25,000	15.00%	12/25/2024	12/11/2026	11,639	12,912	24,552	-	-	-
Loan - M Brand	25,000	15.00%	12/10/2024	11/25/2026	11,764	12,328	24,092	-	-	-
Loan - M Kollath	35,000	15.00%	12/10/2024	11/25/2026	16,470	17,259	33,729	-	-	-
Loan - K Jones	50,000	15.00%	12/10/2024	11/25/2026	23,528	24,656	48,184	-	-	-
Loan - C Summers	50,000	15.00%	12/25/2024	12/10/2026	23,392	25,703	49,095	-	-	-
Deferred Financing Costs					(3,684)		(3,684)	(4,053)		(4,053)
Total					**$ 642,921**	**$ 688,468**	**$ 1,331,389**	**$ 256,439**	**$ 351,810**	**$ 608,249**

SAFE Agreements

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements For Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of December 31,	
					2024	2023
SAFEs 2021	2021	$ 3,500,000	$ 1,335,000	80%	$ 1,335,000	$ 1,335,000
SAFEs 2022	2022	9,000,000	941,500	80%	941,500	941,500
SAFEs 2023	2023	9,000,000	787,000	80%	787,000	787,000
SAFEs 2024 - I	2024	8,100,000	25,000	80%	25,000	-
SAFEs 2024 - II	2024	9,000,000	203,500	80%	203,500	-
Fair Value in Excess of Stated Value of Derivative Instrument					305,276	255,292
Total SAFE(s)					**$ 3,597,276**	**$ 3,318,792**

During the period from 2021 to 2024, the Company issued $3,292,000 in Simple Agreement for Future Equity ("SAFE Agreement" or "SAFE"). SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. SAFE requires or may require the issuer to settle the obligation by transferring assets (i.e., cash). If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7.   SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 240,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	228,850	$ 2.10	8.36
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	228,850	$ 2.10	7.36
Exercisable Options at December 31, 2023	53,281	$ 2.10	7.36
Granted	6,150	-	
Exercised	-	-	
Expired/Cancelled	(450)	-	
Outstanding at December 31, 2024	234,550	$ 0.10	6.43
Exercisable Options at December 31, 2024	229,413	$ 0.10	6.43

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $1,546 and $3,366, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2022	-		-
Granted	-	-	-
Vested	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2023	-		
Granted	135,300	$ 0.05	-
Vested	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2024	135,300	$ 0.05	4.72

The fair value of the warrant awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the warrant awards vested during 2024 was $6,645.

8.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 1,344,444 shares of common stock with a par value of $0.001. As of December 31, 2024, and 2023, 1,274,612 and 970,000 shares of common stock have been issued and were outstanding.

9. INCOME TAXES

The provision for income taxes consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (390,860)	$ (307,393)
Valuation Allowance	390,860	307,393
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (1,291,025)	$ (900,164)
Valuation Allowance	1,291,025	900,164
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,326,490. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from its operation in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

In 2024, the Company entered into a $255,000 loan agreement with Salvatore P. Braico, a shareholder who also serves as President and CEO and Treasurer. The loan bears no interest rate and has not defined maturity date. As of December 31, 2024, the outstanding balance of loan was $255,000. Since there is no maturity date set, the loan was classified as current.

In 2024, the Company entered into a $4,000 loan agreement with Peter Johnson, a shareholder who also serves as Vice President. The loan bears no interest rate and matures in 2025. As of December 31, 2024, the outstanding balance of the loan was $4,000.

In 2024, the Company entered into a $50,000 loan agreement with Ravi Kalla, a shareholder. The loan bears an interest rate of 10.5%. As of December 31, 2024, the outstanding balance of the loan was $50,000.

In 2024, the Company entered into a $50,000 loan agreement with Gregg Yedwab, a shareholder. The loan bears an interest rate of 15% and matures in 2026. As of December 31, 2024, the outstanding balance of the loan was $48,184.

In 2024, the Company entered into a $50,000 loan agreement with Keith Jones, a shareholder. The loan bears an interest rate of 15% and matures in 2026. As of December 31, 2024, the outstanding balance of the loan was $48,184.

In 2024, the Company entered into a $35,000 loan agreement with Mike Kollath, a shareholder. The loan bears an interest rate of 15% and matures in 2026. As of December 31, 2024, the outstanding balance of the loan was $33,729.

In 2024, the Company entered into a $25,000 loan agreement with Mike Brand, a shareholder. The loan bears an interest rate of 15% and matures in 2026. As of December 31, 2024, the outstanding balance of the loan was $24,092.

In 2024, the Company entered into a $50,000 loan agreement with Andy Johnson, a shareholder. The loan bears an interest rate of 15% and matures in 2026. As of December 31, 2024, the outstanding balance of the loan was $48,184.

In 2024, the Company entered into a $50,000 loan agreement with Cynthia Summers, a shareholder. The loan bears an interest rate of 15% and matures in 2026. As of December 31, 2024, the outstanding balance of the loan was $49,095.

12. SUBSEQUENT EVENTS

On April 1, 2025, the Company issued SAFE to Jamie and Brian Osborn in the amount of $50,000 with a valuation cap of $9,000,000.

On April 1, 2025, the Company issued SAFE to Mark McFarland in the amount of $5,000 with a valuation cap of $9,000,000.

In 2025, the Company borrowed $25,000 from Joe Halm. This 2-year term loan bears interest of 15% per annum. Also, Joe Halm received 2,500 warrants.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,032,736, an operating cash flow loss of $1,045,021, and liquid assets in cash of $154,456, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.